UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allegiant Travel Company

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

01748X102

(CUSIP Number of Class of Securities)

June 4, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)
☒ RULE 13d-1(c)
☐ RULE 13d-1(d)

13G
CUSIP NO. 01748X102

1)	Name of Reporting Person

ComVest Investment Partners II LLC
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

	5)	Sole Voting Power:
		1,497,696
NUMBER OF
SHARES	6)	Shared Voting Power:
BENEFICIALLY		0
OWNED BY
EACH	7)	Sole Dispositive Power:
REPORTING		1,497,696
PERSON WITH
	8)	Shared Dispositive Power:
		0

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:
1,497,696

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Row (9):
7.4%

12)	Type of Reporting Person (See Instructions):
OO

13G
CUSIP NO. 01748X102

1)	Name of Reporting Person

ComVest II Partners, LLC
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

	5)	Sole Voting Power:
		0
NUMBER OF
SHARES	6)	Shared Voting Power:
BENEFICIALLY		1,497,696
OWNED BY
EACH	7)	Sole Dispositive Power:
REPORTING		0
PERSON WITH
	8)	Shared Dispositive Power:
		1,497,696

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:
1,497,696

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Row (9):
7.4%

12)	Type of Reporting Person (See Instructions):
OO

13G
CUSIP NO. 01748X102

1)	Name of Reporting Person

Michael S. Falk
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: USA

	5)	Sole Voting Power:
		71,050
NUMBER OF
SHARES	6)	Shared Voting Power:
BENEFICIALLY		1,499,696
OWNED BY
EACH	7)	Sole Dispositive Power:
REPORTING		71,050
PERSON WITH
	8)	Shared Dispositive Power:
		1,499,696

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:
1,570,746

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Row (9):
7.8%

12)	Type of Reporting Person (See Instructions):
IN

13G
CUSIP NO. 01748X102

1)	Name of Reporting Person

Robert L. Priddy
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship Or Place Of Organization: USA

	5)	Sole Voting Power:
		88,919
NUMBER OF
SHARES	6)	Shared Voting Power:
BENEFICIALLY		1,497,696
OWNED BY
EACH	7)	Sole Dispositive Power:
REPORTING		88,919
PERSON WITH
	8)	Shared Dispositive Power:
		1,497,696

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:
1,586,615

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Row (9):
7.8%

12)	Type of Reporting Person (See Instructions):
IN

Introductory Note

This Schedule 13G (this “Statement”) amends the schedule 13D originally filed by ComVest Allegiant Holdings, LLC (“Allegiant”), ComVest Investment Partners II LLC ("ComVest"), ComVest II Partners, LLC ("ComVest II Partners"), Robert L. Priddy (“Priddy”) and Michael S. Falk (“Falk”) on December 18, 2006 (“Original 13D”) which has been amended by Amendment No. 1 thereto on June 13, 2007, Amendment No. 2 thereto on February 14, 2008 and Amendment No. 3 on April 1, 2009.  Since the date of filing of the Original 13D, the shares of common stock of Allegiant Travel Company (“Issuer”), previously beneficially owned by Allegiant have been transferred to ComVest.  Also, Falk and Priddy, who became members of the board of directors of the Issuer on December 13, 2006, have ceased to be directors of the Issuer on November 4, 2007 and May 16, 2008 respectively.  ComVest, ComVest II Partners, Priddy and Falk are jointly filing this Statement to remove Allegiant from the Original 13D and to begin reporting their beneficial ownership on a Schedule 13G.

ITEM 1(a).	Name of Issuer:

Allegiant Travel Company

ITEM 1(b).	Address of Issuer's Principal Executive Offices:

8360 S. Durango Drive, Las Vegas, Nevada 89113

ITEM 2(a).	Names of Persons Filing:

ComVest Investment Partners II LLC ("ComVest")
ComVest II Partners, LLC ("ComVest II Partners")
Robert L. Priddy
Michael S. Falk

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

One North Clematis Street, Suite 300, West Palm Beach, Florida 33401

ITEM 2(c).	Citizenship:

Each of ComVest and ComVest II Partners are Delaware entities.

Each of Robert L. Priddy and Michael S. Falk are U.S. citizens.

ITEM 2(d).	Title of Class of Securities:

Common Stock, $.001 Par Value Per Share

ITEM 2(e).	CUSIP Number: 01748X102

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

This Statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.	Ownership:
(a) Amount beneficially owned by all reporting persons: 1,586,615 Shares
(b) Percent of class: 7.8% of Common Stock
(c) Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote: 1,586,615 Shares
(ii) shared power to vote or to direct the vote: 1,586,615 Shares
(iii) sole power to dispose or to direct the disposition: 1,586,615 Shares
(iv) shared power to dispose or to direct the disposition: 1,586,615 Shares

ITEM 5.	Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: .

ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.	Identification and classification of members of the group.

The reporting persons are a group for purposes of filing this Schedule 13G. See Exhibit 1 attached hereto.

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2009	ComVest Investment Partners II LLC

	By:	ComVest II Partners, LLC, its Managing Member

	By:	/s/ Cecilio M. Rodriguez
	Name:	Cecilio M. Rodriguez
	Title:	Chief Financial Officer

Dated: June 4, 2009	ComVest II Partners, LLC

	By:	/s/ Cecilio M. Rodriguez
	Name:	Cecilio M. Rodriguez
	Title:	Chief Financial Officer

Dated: June 4, 2009	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: June 4, 2009	/s/ Robert L. Priddy
Robert L. Priddy, individually

Exhibit 1

The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing members of which are Michael Falk and Robert Priddy. Robert Priddy ("Priddy") is a member of ComVest II Partners. Falk and Priddy are citizens of the United States of America.

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Allegiant Travel Company and hereby affirm that this Schedule 13G is being filed on behalf of each of the undersigned.

Dated: June 4, 2009	ComVest Investment Partners II LLC

	By:	/s/ Cecilio M. Rodriguez
	Name:	Cecilio M. Rodriguez
	Title:	Chief Financial Officer

Dated: June 4, 2009	ComVest II Partners, LLC

	By:	/s/ Cecilio M. Rodriguez
	Name:	Cecilio M. Rodriguez
	Title:	Chief Financial Officer

Dated: June 4, 2009	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: June 4, 2009	/s/ Robert L. Priddy
Robert L. Priddy, individually